Exhibit 99.1

EXCLUSIVE SOFTWARE DEVELOPMENT AGREEMENT

This Agreement made this 17th day of November 2008 by and between Kenilworth Systems Corporation, with principal offices located at 185 Willis Avenue, Suite # 4, Mineola, New York 11501 (hereinafter “Kenilworth” or the “Company) and Paul Terrell, Mike Sportelli and Gregory Sapon hereinafter collectively called “Developers” located at 2554 Lincoln Boulevard, Suite # 738, Marina Del Ray, California 90291.  Collectively, Kenilworth and Developers shall be referred to as the Parties (the “Parties”) to the Agreement.

RECITAL

Developers have expertise in software development for remote casino table game wagering having operated a similar system licensed to foreign operators in Europe through 2008.

Developers will work exclusively for a minimum period of five (5) years to promote, install and design Kenilworth’s products, including installation of wagering systems for casinos throughout the industrialized world for remote casino table game wagering.  Developers agree not to disclose to others the intricate workings of the Kenilworth system dubbed “Roulabette”.  Roulabette is a system for playing games such as roulette, craps and baccarat in an interactive manner at sites remote from the actual casino table at which the live game is being played.  The system allows remote players to wager as if they are actually participating in the live game at the casino.

In consideration for Developer’s exclusively joining Kenilworth’s working operation (signup bonus), Kenilworth will issue six million (6,000,000) restricted Common Stock, par value $0.01 per share, for investment only, to the members Developers and deliver a $3,500,000 Promissory Note payable, without interest, through June 17th, 2010.  Thereafter on the unpaid remaining principal, if any, will accrue interest at four percent (4%) per annum, credited quarter annually.  The Note shall be due and payable within ten (10) days in any event that Kenilworth will have available a minimum of $10,000,000 from net income or underwriting proceeds excluding loan proceeds, but inclusive from lump sum payment totaling $10,000,000.00.

Developers also acknowledges it had the opportunity to ask questions and receive answers concerning the terms and conditions of the issuance of Common Stock of the Company to it and has had the opportunity to obtain any additional information which the Company possesses or can acquire without unreasonable efforts and expenses, that is necessary to verify the accuracy of the information furnished to Developers. Developers have reviewed the Business Plans and other information provided on its website at www.kenilworthsys.com.

Developers represent to Kenilworth that the Common Stock being acquired is being acquired for investment and for their own accounts and they have no present intention of reselling or distributing the Common Stock to others, except to members of their regular staff.

Developers agree that none of the Common Stock will be transferred or distributed without having presented to Kenilworth either (i) a written legal opinion of legal counsel, satisfactory to Kenilworth, in form and substance satisfactory to Kenilworth’s counsel indicating that the proposed transfer will not be in violation of any of the provisions of the Securities Act of 1933 and 1934 as amended (the “Securities Act”) and the rules and regulations promulgated thereunder or (ii) an effective Registration Statement.

Developers represent that they each have adequate means of providing for their current living expenses and contingencies and that they each have no need for liquidity of this investment.  Developers represent that they can each afford the risk of loss of the entire investment.

Developers fully understand that in connection with the issuance of the Common Stock that Kenilworth is relying to a material degree on the representations, warranties and covenants contained herein.  Developers realize that sales of Common Stock by anyone individually may be deemed evidence by each present intention and thus tend to bring into question the truth of the representations made by each in this agreement.

Developers agree that a legend reading substantially as follows or such other legend as may be utilized by Kenilworth transfer agent, American Stock Transfer & Trust Company, may be placed on the Common Stock:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.  THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF THE COMPANY’S COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER THE SAID ACT.”

Kenilworth represents the restrictive legends on the stock certificates may be removed by an exemption available in SEC Regulation 144 B, after each Developer’s ownership of the shares for the minimum period of six (6) months.

For providing the heretofore described services, Developer is hereby granted collectively, an Option to acquire six million (6,000,000) additional shares, at the average trading price per share as quoted on the Pink Sheet Market, for the thirty (30) days prior to the date any of the optioned shares are exercised and funds for the shares are received by Kenilworth.

Entire Agreement.  This agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the engagement of Developers by Kenilworth, and contains all the covenants and agreements between the parties with respect to such engagement in any manner whatsoever. Any modification of this agreement will be effective only if it is in writing and signed by all parties.

Severability.  The provisions of this agreement are agreed to be severable; i.e., if any provision of this agreement or the application thereof is held to be invalid or unenforceable, that invalidity or unenforceability shall not be construed to affect any other provisions or application.

Captions.   The captions in this Agreement are for convenience only and are not to be considered in construing this agreement.

Governing Law.  The validity, interpretation and performance of this agreement shall be controlled by and construed under the laws of the State of New York.  The parties consent to the jurisdiction of the Nassau County, New York courts in the event any dispute arises in conjunction herewith.

Successors and Assigns.  This agreement is binding on the successors of the parties herein.

Waiver.   No delay or omission by either of the Parties in exercising any right shall operate as a waiver of such right or any other right.  No waiver by any party of any breach hereunder shall be deemed a waiver of any other or subsequent breach.

Binding Effect.   Upon execution by both Parties, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

Executing Agreement.   By each member of Developers signing below they also agree that this Agreement may be executed in subparts at different times by the Parties, or and may be executed through facsimile transmittal of signature pages, with such copies being given the same weight for legal sufficiency as if the Agreement had been executed with original signatures simultaneously by the Parties, providing signatures from both Parties appear on the executed document.

The parties agree that the promissory note recited herein is an integral part of the within agreement.

IN WITNESS WHEREOF, the parties have executed this agreement on the day and year first above written.

DEVELOPERS			KENILWORTH SYSTEMS CORPORATION

By:	/s/ Paul Terrell	By:	/s/ Herbert Lindo

	Paul Terrell		Herbert Lindo, Chairman and CEO

By:	/s/ Mike Sportelli

Mike Sportelli

By:	/s Gregory Sapon

Gregory Sapon